SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 1

Gyrodyne Company of America, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

403820103

(CUSIP Number)

Elchanan Maoz

P.O. Box 36254

Tel Aviv 65115 Israel

Guy N. Molinari, Esq.

Heller Ehrman White & McAuliffe LLP

120 West 45th Street

New York, NY 10036

(212) 832-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403820103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kellogg Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 61,772 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 61,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 61,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 403820103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kellogg Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 61,772 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 61,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 61,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 403820103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles K. Kellogg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 61,772 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 61,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 61,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 403820103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lee Kellogg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 61,772 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 61,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 61,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 403820103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Everest Special Situations Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 29,624 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 29,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 29,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 403820103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maoz Everest Fund Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 29,624 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 29,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 29,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 403820103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elchanan Maoz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 29,624 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 29,624

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 29,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON* IN

Introduction: As further described in this Amendment No. 1 to this Schedule 13D, Everest Special Situations Fund L.P. and Kellogg Capital Group, LLC in the aggregate beneficially own approximately 8% of the Common Stock of Gyrodyne Company of America, Inc. (the “Issuer”). Everest Special Situations Fund L.P. and Kellogg Capital Group, LLC are filing this amendment to disclose the delivery of a letter to the Board of Directors of the Company dated August 25, 2004 that expressed shareholder concern regarding the Board of Directors’ and management’s unwillingness to engage in meaningful discussions with its shareholders regarding the Issuer’s strategy. A copy of the August 25, 2004 letter is attached hereto as Exhibit A. This Amendment reflects changes to the Schedule 13D filed July 8, 2004.

AMENDMENT NO. 1

TO THE

SCHEDULE 13D

Item. 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Everest and Kellogg, LLC, collectively, beneficially own approximately 8.0% of the Common Stock of the Issuer. In a letter to the Board of Directors of the Issuer dated August 25, 2004 and attached hereto as Exhibit A, Everest and Kellogg expressed shareholder concern regarding the Board of Directors’ and management’s unwillingness to engage in meaningful discussions with its shareholders regarding the Issuer’s strategy.

Item 7.	Material to be filed as Exhibits

Exhibit A — Letter to the Board of Directors of Gyrodyne Company of America, Inc. dated August 25, 2004 from Everest Special Situations Fund L.P. and Kellogg Capital Group, LLC.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2004

EVEREST SPECIAL SITUATIONS FUND L.P.

By:	Maoz Everest Fund Management Ltd., its general partner

	By:	/s/ ELCHANAN MAOZ
	Name:	Elchanan Maoz
	Title:	Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD.

	By:	/s/ ELCHANAN MAOZ
	Name:	Elchanan Maoz
	Title:	Chairman and Chief Executive Officer

/s/ ELCHANAN MAOZ
Elchanan Maoz

KELLOGG CAPITAL GROUP, LLC

	By:	/s/ MATTHEW BRAND
	Name:	Matthew Brand
	Title:	Managing Director

KELLOGG GROUP, LLC

	By:	/s/ MATTHEW BRAND
	Name:	Matthew Brand
	Title:	Managing Director

/s/ CHARLES K. KELLOGG
Charles K. Kellogg

/s/ LEE KELLOGG
Lee Kellogg

Exhibit A

August 25, 2004

Paul L. Lamb, Chairman of the Board

Stephen V. Maroney, Chief Executive Officer

Richard B. Smith

Ronald J. Macklin

Philip F. Palmedo

Robert F. Beyer

Gyrodyne Company of America, Inc.

102 Flowerfield Street, Suite 28

Saint James, NY 11780

Dear Sirs:

As you may be aware, significant shareholders in Gyrodyne (the “Company”) are extremely unhappy with the continuous and systematic approach of ignoring shareholders’ rights while misspending Company money and assets for the personal benefit of members of the Board and the Company’s officers.

Shareholders who have put their trust in the Board to do the best it can for the Company are left angry and frustrated due to the disrespect for other people’s money - of which the Board, the management and the legal counsel are in charge.

It started with the excessively generous stock option plan for Board members and officers. This program poses to dilute shareholders by over 20% which is egregious by any measure but particularly for this Company which is not really a going concern but just holds some assets whose appreciation seems to be little affected by steps taken by management.

It continues with a development plan that exposes the shareholders to considerable risk due to the time period and massive investment required while no real management expertise exists at the Company for such plans.

Obviously, the ones to benefit from the long time horizon for such plans are the current Board members and officers who can keep their jobs for many years to come.

The Company’s legal counsel can also enjoy the benefits of such grand plans that require many contracts and drafts. Shouldn’t shareholders voice their opinions about the big conflict of interest that exists here when the Chairman of the Board is a partner in the law firm that serves as legal counsel to the Company?

As we all know by now, no real results have been achieved on any front.

The by-laws have been arranged so that shareholders of almost any size and capacity will not be able to be represented in the Board and “interfere” with the plans of the current Board (made up of people who own virtually no stake in the Company other than options). I have never seen a Board that successfully fights the true owners of the Company over time. The interest of the shareholders must ultimately be served.

To date, all attempts to resolve the unpleasant situation for the shareholders through amicable means have failed. Our attempts to meet with either the Chairman and/or the CEO have failed. I personally prefer negotiations between us rather than an exchange of letters.

Confronted with the imperative to make important decisions that will significantly affect shareholder value, the Company appears uninterested in the views and concerns of its owners. We find it strange and troubling that the Company is unavailable to meet even with those shareholders who are willing to help fashion an appropriate resolution of the challenges posed by SUNY’s announced intention to take a significant portion of the assets of the Company.

We are now extremely determined to allow shareholders to be involved in the management of their Company. We propose a meeting in the near future to explore shareholder input relevant to the future of our investment.

You should know that the members of the Board are exposed at this stage.

We are counting on the Board to do the right thing. Now it’s up to the Board.

Sincerely,

Kellogg Capital Group, LLC

By:	/s/ MATTHEW BRAND
Name:	Matthew Brand
Title:	Managing Director

Everest Special Situations Fund LP

By:	Maoz Everest Fund Management Ltd.

By:	/s/ ELCHANAN MAOZ
Name:	Elchanan Maoz
Title:	Chairman and Chief Executive Officer